May 22, 2019

Joseph N. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, Massachusetts 01440-3338

       Re: Precision Optics Corporation, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed September 27, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 15, 2019
           File No. 001-10647

Dear Mr. Forkey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
20

1. In future filings, revise management s report to identify the version of the Committee of
      Sponsoring Organizations of the Treadway Commission (COSO) Internal Control -
      Integrated Framework that was used to perform your assessment, i.e., the 1992
      Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of
      Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-1

2. In future filings, please have your auditor disclose the year they began serving consecutively as your auditor. Refer to PCAOB AS 3101.10(b).
 Joseph N. Forkey
Precision Optics Corporation, Inc.
May 22, 2019
Page 2
Exhibit 23.1, page 1

3. The consent of Stowe & Degon LLC refers to their report dated September 27, 2018, although their audit report included on page F-1 of the Form 10-K is dated September 21,
         2018. Please amend your filing to have Stowe & Degon LLC provide a consent that refers to the correct audit report date.
Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 14

4. Revise future filings to clearly explain why you are presenting non-GAAP net income
         (loss) amounts as part of your liquidity discussion, and to provide all the disclosures required by Item 10(e) of Regulation S-K. To the extent that you are presenting non-
         GAAP net income (loss) as a liquidity measure, explain to us how you considered
         Questions 102.03 and 102.06 of the Compliance & Disclosure Interpretations for Non-
         GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at 202-551-3663 or Lynn Dicker, Senior Accountant, at 202-
551-3616 with any questions.



FirstName LastNameJoseph N. Forkey                            Sincerely,
Comapany NamePrecision Optics Corporation, Inc.
                                                              Division of
Corporation Finance
May 22, 2019 Page 2                                           Office of
Electronics and Machinery
FirstName LastName